United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 23, 2026		Director of Investor Relations



BMO

2026 Global Metals, Mining & Critical Minerals Conference

Gustavo Pimenta

CEO, Vale S.A.

February 23, 2026

VALE

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation (i) iron ore production guidance on slide 4; (ii) C1 cash cost guidance on slide 4; (iii) copper production volumes guidance on slides 5 and 6; (iv) expected copper projects' capex schedule on slide 7; (v) VBM's cash sensitivity on slide 10; and (vi) free cash flow and free cash flow yields on slide 12.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

Disclaimer

VALE

Leading iron ore portfolio with significant growth potential in copper

Our ambition

Leading value creation in the mining industry through **ethical and sustainable practices**

Our business

Iron Ore

Leading global iron ore production and driving steel decarbonization with the most competitive costs and customer-centric flexibility

Copper

Accelerating growth to double production

Nickel

Focus on operational efficiency



Our levers
Cultural Evolution
Safety
People
Innovation
Trusted Partner
Sustainability
Communication
Institutional Engagement
Superior Portfolio
Operational Excellence
Capital allocation
Licensing
Projects

Highly-competitive iron ore platform

Consistent production growth

Iron ore capacity – Mtpy


328
336
335-345
~360
2024
2025
2026
2030

Competitive cost base

Iron ore C1 costs – US$/t


22.3
21.8
21.3
20-21.5
2023
2024
2025
2026

Portfolio flexibility

- Concentration and blending capacity
- Agglomeration capacity
- Supply chain capillarity



Vale Base Metals: Nearly doubling copper production

Copper production – ktpy


~2x
~700
Upside from brownfield exploration
253
327
348
382
420–500
2022
2023
2024
2025
2030
2035

- **Growth focused on Carajás' vast endowment**
- **Support from dedicated management structure**
- **Self-funded**
- **Increasing exploration for further upside**

VALE

Carajás basin to reach ~550–610 kt production

Carajás' copper production – ktpy[1]


~290
550–610
Current
(2025)
Future
(2035)

Future production by asset

- **~250ktpy** Salobo with CPF
- **~80ktpy** Alemão
- **60–80ktpy** Cristalino/118
- **90–100ktpy** Sossego/Bacaba
- **70–100ktpy** Paulo Afonso

[1] The Carajás' assets production figures are implicit in the ~700 kt copper production guidance.

VALE

Executing on highly-accretive copper growth portfolio

US$ ~3.5 billion in the next 5 years

Copper projects CAPEX – US$ billion[1]


0.3
0.4
0.8
0.9
1.1
2026
2027
2028
2029
2030

Below industry average capital intensity

Projects capital intensity – kUS$/t CuEq[2]


Industry avg: 19.9[3]
5
8.5–11
13–15
11–14
12–15
Bacaba
Salobo CPF
Alemão
118
Cristalino

[1] Investment on copper growth projects in the Carajás region, including Bacaba (replacement). [2] Copper equivalent (CuEq). [3] Based on CRU's "Copper Long Term Market Outlook" report (April 2025). Projects classified as either probable or possible and with copper production capacity of >=20,000 t.

Scheduled copper growth

VALE

2028

BACABA (1H28)
~50 ktpy Cu
8 years LOM
CAPEX: US$ 290 M

2029

SALOBO CPF (2029)
+30 ktpy Cu
US$ 225–275 M

2030

ALEMÃO (2030)
~80 ktpy Cu; ~140 koz Au
20 years LOM
US$ 1.6–1.8 B

2032+

118 (2032+)
Volume: 60 ktpy Cu
CAPEX: US$ 0.7–0.9 B

CRISTALINO (2032+)
Volume: 80 ktpy Cu
CAPEX: US$ 0.9–1.1 B

PAULO AFONSO (PFS)
Volume: 70–100 ktpy Cu

VALE

Brownfield drilling to support further growth potential

Drilling program
km per year


~30
~60
>100
2024
2025
Future

- **Focused brownfield drilling**
- **High-grade intercepts found underground Sossego**
- **Potential to maximize asset capacity**
- **Brownfield development can potentially bring forward new volumes**

VALE

VBM: cash positive business to drive self-funded growth

VBM cash Generation

US$ billion


~1.1
~(0.07)
VBM FCF 2025
VBM FCF 2026 at spot[1]

Thompson review completed
Securing third-party investment

Significant improvement in all-in costs
Cu: -77% yoy; Ni: -27% yoy
Ni unit COGS: -17% yoy[2]

Nickel business on way to cash breakeven

[1] Using the current forward curve as of February 19, 2026. [2] Excluding externally sourced feed.

There is still opportunity for further re-rating

Discounted to diversified peers

Implied iron ore multiple vs. peers



4.6x
6.4x
6.6x
Vale
Diversified Peer 1
Diversified Peer 2

~US$ 27 bn
hidden value in the segment

Overlooked growth plan

Copper production CAGR vs. 2025[1]



Vale
~4%
~6%
Diversified Peer 1
~3%
~1%
Diversified Peer 2
-2%
~4%
2030
2035

[1] Based on company's presentation where available and market consensus. Diversified peers comprises BHP and Rio Tinto.

VALE

A clear value proposition: delivering cash returns and accretive growth

Free cash flow[1]


~17.5
Proforma EBITDA
US$ 4.6–5.7 billion
Implying a ~7.0–8.5% FCFE yield[2]
5.4–5.7
CAPEX
2.1–2.5
Taxes and financial exp.
~0.7
Incurred Expenses & Dams
0.9–1.1
Associates & JVs
2.7–2.9
Others[3]
Outflows

15.6% dividend yield in 2025[3]

3% volume CAGR[4] in 2025–30 with < US$ 6 bn CAPEX level

Total CAPEX intensity ~20% below peers[5]

[1] Proforma consensus EBITDA implies an average iron ore reference price of ~US$ 100/t in 2026, as implicit on analysts' model. [2] Considering company's market capitalization as of February 19, 2026. [3] Includes streaming transactions, participative debentures and others. [3] For holders from 31/12/2024 to 31/12/2025, considering the record dates for dividend payments. [4] Volumes in copper equivalent [5] Peers comprise BHP and Rio Tinto.

VALE